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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 07.689.002/0001-89

Board of Trade (NIRE) No. 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”), in compliance with the applicable regulation, informs its shareholders and the Market that, under the terms of article 2 of Law no. 8,437/1992, the Company has been summoned to offer a written statement regarding the preliminary injunction sought in a class action filed by Paulo Roberto Severo Pimenta, Carlos Alberto Rolim Zarattini, Nelson Vicente Portella Pellegrino e Vicente Cândido da Silva, against the Federal Government of Brazil and the Company (“Class Action”). The subject matter of the Class Action is the negotiations between the Company and The Boeing Co. (“Boeing”) within the context of the potential combination of businesses, in accordance with the Material Fact released on July 5, 2018. The injunctive reliefs sought by plaintiffs involve, among others, the suspension of such negotiations.

The Company informs that it will take all required measures to exercise its right of defense before the court of competent jurisdiction.

The Company will keep its shareholders and the Market informed on any material developments related to the Class Action.

São José dos Campos, July 30, 2018.

Nelson Salgado

Vice-President and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer